GHOST
TEQUILA





BRAND INTRODUCTION

2019

THE OPPORTUNITY



HIGH GROWTH CATEGORY

- Tequila is the fastest growing spirit category globally (Shanken).

- The margarita is the #1 cocktail in the US; 60% of on-premise cocktail drinkers have 1 weekly. 4M made everyday (Nielsen).

- The spicy margarita was the top trending drink in 2018 (CNBC).



CATER TO EVOLVING TASTES

- US demand for spicy food and drink have grown exponentially since 2007 (Kalsec).

- 90% of US consumers enjoy spicy food or beverages; one in four US consumers eats more spicy food than they did last year (Kalsec).



SATSIFY UNMET NEEDS

- One in every eight margaritas consumed on premise is made spicy (IWSR).

- Spicy margaritas are almost always made from scratch; infusions can be inconsistent and costly in terms of labor and sourcing.



US Tequila Sales (1,000 9L Cases)[1]



US Kalsec HeatSync Heat Index[2]
Product Launches with Hot and Spicy Flavors

One in every eight margaritas ordered on-premise is made spicy[3]



1. Source: Consejo Regulador del Tequila 2. Source: Kalsec "Spicing up the Food Industry." 3. Source: IWSR Research 2017

INTRODUCING GHOST TEQUILA

 A perfected balance of all-natural, quality ingredients: 100% Agave Tequila and a splash of spice.

 Designed for delicious and consistent spicy cocktails (especially margaritas, Palomas and Bloody Marias), GHOST also makes for an incredibly smooth shot by removing the traditional tequila burn.

 Exhilarating, yet manageable heat coupled with premium smoothness, all at an affordable price point attractive to both tequila aficionados and novices alike.

 Capitalizes on the growing demand for spicy cocktails on-premise while streamlining labor and sourcing costs for bars stuck doing their own infusions.

 New flavor sensation and lifestyle focus speaks to millennial audience and delivers on evolving American taste for spicier food and beverage.

 The only spirit in the alcohol category with an exclusive trademark on the "GHOST" name

PRODUCT SPECIFICATIONS

100% Agave	Hecho en Mexico	Spicy	80 Proof	$26.99-$29.99 SRP	Blanco



UNPRECEDENTED GROWTH FOR A TWO YEAR OLD BRAND

Ghost Tequila has joined an exclusive group of US Tequila brands in two short years – faster than nearly all brands to reach this milestone.

Only 53 tequila brands sold over 5,000 cases last year.

5,000 cases of Ghost were sold in just our second year of operation.

Ghost has achieved a re-order rate of over 50% versus 10-20% for new brands.

(A re-order rate is the percentage of accounts in the last twelve months that ordered more than once, or beyond initial placement)



377 — Tequila Brands Registered in the USA

53 — Tequila Brands Selling 5K Cases (9L) Nationally[1]

1,400 — Year 1 GHOST Sales[2]

5,000 — Year 2 GHOST Sales[2]

10-20% — Industry Re-Order Rate for New Brands

53% — GHOST Re-Order Rate in Year 2

1. Beverage Information Group Liquor Handbook 2. Based on time in market, not calendar

WE WILL DISRUPT OUR CATEGORY BY BECOMING THE #1 SPICY BRAND

WHISKEY

Jack Daniels 2018E Volume: 6.5M 9L Cases
Fireball 2018E Volume: 5.2M 9L Cases


JACK DANIEL'S
Old No.7 Brand
Tennessee
SOUR MASH
WHISKEY
FIREBALL
CINNAMON WHISKY
WHISKY À LA CANNELLE
LIQUEUR

TEQUILA

Patron 2018E Volume: 2.7M 9L Cases


TEQUILA
100% DE AGAVE
SILVER
PATRÓN
750 ml
GHOST
BLANCO

RUM

Bacardi 2018E Volume: 6.6M 9L Cases
Captain Morgan 2018E Volume: 5.7M 9L Cases


BACARDI
SUPERIOR
Captain Morgan
ORIGINAL
SPICED GOLD

WHY TOP INDUSTRY TALENT IS GETTING INVOLVED WITH GHOST TEQUILA

    

"The spirits world/ business model is simple to understand intellectually, but very difficult to synchronize distributor, customer, gatekeeper and consumer engagement simultaneously…it is why so many brands fail.

Chris and David are very adept at doing this and have assembled a great advisory staff to help augment their expertise."

-Tim Hassett,
Former President Americas,
Beam Suntory

"I liked the name Ghost and the concept of spiced Tequila to appeal to millennials who are seeking to create their own style in cocktails or straight drinks.

Great brands are created by people who can make it happen, which is why I decided to back Chris Moran, John McDonnell and the team."

-Dr. James Espey OBE,
Launched Malibu, Johnnie Walker Blue, Chivas Regal

"I' ve spent my entire career in the alcoholic beverage space, and the brands that are always most successful are those that have created something truly unique and innovative.

That' s exactly what Ghost Tequila has done, in one of the most exciting categories in the industry."

-Greg Cohen,
Former VP Corporate Communications, Patron

"On meeting [Ghost co-founder] Chris Moran I was immediately impressed with him, why he started Ghost, and the quality of the product.

Ghost plays straight into a growing consumer opportunity for premium, unique and spicy cocktails."

-Jon Potter,
Former CMO,
Boston Beer Co. and
Diageo NA

"Ghost Tequila is a perfect brand and spirit to capitalize on today's drink trends. I'm excited to be part of the spicy side of life!"

-Steve Fechheimer
CEO, New Belgium Brewing

MEET THE TEAM

The team behind Ghost came together to achieve a common goal: to create the next great tequila brand. Respectively, they are a skilled mixologist, a successful entrepreneur in the wine and spirits industry, an ex-global marketer for the world's largest alcohol company and a financial industry veteran with over 40 years experience. Collectively, they are the A-Team of the liquor industry.

CHRIS MORAN

Moran is a talented mixologist with 10+ years of bartending experience in Alaska, Boston, and the Virgin Islands. Not your typical service industry veteran, he holds a bachelors degree from the University of Massachusetts in finance and economics. Before dreaming up the recipe for Ghost, Moran worked as a financial consultant. An entrepreneur himself, he also co-founded his own tech startup.

DAVID GORDON

Hailing from Massachusetts, Gordon comes from a family of entrepreneurs. Most notably, he owns and operates Gordon's Fine Wines and Liquors, a successful, 84 year old, retail chain in the Boston area. David has lead the company to double revenue in the last 9 years as the company develops into complementary businesses. David and his family are also investors and advisors to several companies including Drizly and Kuvee. David has very deep roots both nationally and internationally in the alcohol beverage space.

NICK HASSELBERG

Nick is a brand, marketing and data analytics specialist with extensive experience in the alcohol vertical and a passion for consumer strategy. Nick started his career as a Mergers and Acquisitions analyst for UBS Investment Bank. Following a pivot to marketing, he led the development of AB-InBev's global consumer segmentation and millennial recruitment strategy, having worked closely with the organization's CMO and Global Head of Insights. Nick earned dual bachelors in Psychology and Economics at Harvard and achieved All Ivy Honors as a linebacker for The Crimson.

DAVID MORAN

During a career that spans over 40 years in both commercial and federal government environments, Moran has developed a respected reputation as an accountant, financial executive, and management consultant. His experience has focused on providing value added services that help clients and his previous employers solve difficult problems, improve performance and achieve desired results. Moran has provided financial management consulting services to clients in a variety of industries, including federal government contracting, advertising and entertainment – among others. Under a consulting agreement beginning in January 2009, Moran provided CFO consulting services to Cape Fox Corporation (CFC), a multi-subsidiary Alaska Native Corporation with extensive 8(a) government contract operations and annual revenue in excess of $200 million. Prior to launching his consulting career, Moran held a variety of senior financial management positions. His early experience included nearly 15 years as a financial executive for high-technology manufacturing firms in California's Silicon Valley.

WORLD CLASS BOARD MEMBERS, ADVISORS AND HIRES

OUR SECRET WEAPONS

SINCE 2017















TIM HASSETT

Former President Americas at

Beam Suntory

STEPHEN O' NEILL

Former Americas SVP Strategy & Transformation

Pernod Ricard

STEVE FECHHEIMER

Chief Executive Officer at

New Belgium Brewing

JAMES ESPEY

Responsible for Launching

Malibu

Chivas Regal 18 Gold Signature

Johnnie Walker Blue Label

STARTING 2019

MARKETING STRATEGY

JON POTTER

Former Chief Marketing Officer at

Boston Beer Co

Diageo North America

PUBLIC RELATIONS

GREG COHEN

Former VP Corporate Communications at

Tequila Patrón

NATIONAL SALES

ANDREW TEUBNER

Former VP National US Sales at















Casa Dragones

Tequila Patrón

THE A-TEAM IN LIQUOR

- Composed of a skilled mixologist, a successful entrepreneur in wine/spirits, and former global marketing consultant for AB InBev.
- Advised by top names in the industry, including the MD international for Tito's Vodka, former President Americas at Beam Suntory, CEO of New Belgium Brewing and former CMO of The Boston Beer Co. and Diageo NA.

HIGH GROWTH CATEGORY

- Tequila is the fastest growing spirit category in the US.
- The margarita is the #1 cocktail in the US; 60% of on-premise cocktail drinkers had one in the last week (Nielsen).
- The spicy margarita was the top trending drink in 2018 according to Adweek, Vinepair, CNBC and Eater.

DELIVERS ON EVOLVING TASTES

- Heat is the new sweet; US demand for spicy food and drink have grown exponentially since 2007 (Kalsec).
- 90% of US consumers enjoy spicy food or beverages (Kalsec).
- One in four US consumers eats more spicy food than they did last year (Kalsec).

SATISFIES UNMET NEEDS

- One in every eight margaritas consumed on premise is made spicy.
- Spicy margaritas are almost always made from scratch; infusions can be inconsistent and costly.
- Ghost provides a consistent, ready-to-go solution for countless bars and Do-It-Yourself at home

GHOST
TEQUILA
"THE PERFECT STORM"

INDUSTRY ALIGNMENT

- A significant portion of merchandising, promotional and advertising budget is directed towards celebrating industry influencers.
- Brand alignment with industry has created loyal advocates that create conversion on-premise and raises our credentials with consumers.

GUERILLA MARKETING STRATEGY

- We recruit, train and deploy teams of brand ambassadors to highly influential on-premise accounts.
- We invest heavily in all social media platforms to drive account traffic, brand engagement and online sales.

THE PRICE (POINT) IS RIGHT

- $26.99-$29.99 retail price point appeals to influential mass consumer targets including millennials and Hispanics.
- Significant price advantage over other premium tequilas and spirits in general.

PRODUCT VERSATILITY

- Smooth, sweet and spicy taste profile allows Ghost to elevate any cocktail.
- Shines as a base in atypical tequila cocktails (Negroni, Moscow Mule, etc.).
- Competes with both tequilas and traditional shooter brands.

OUR UNIQUE PROPOSITION HAS GARNERED COVERAGE FROM TOP PUBLICATIONS

Forbes

Top Tequilas To Drink This Autumn

Ghost Tequila

While I'm generally not a fan of flavored spirits in general, this unabashedly spicy example—the name is a reference to the notorious ghost pepper—has become a mainstay in my weekend Bloody Maria arsenal. I've had to dial down the amount of horseradish I use in my home-made bloody mix in order to account for the heat of this tequila, but the results are…well, haunting.

Bloomberg

Business

Material World: The Rise of Ghost Tequila

Hot shots.

the Improper Bostonian

8. Summer is coming at **Lincoln Tavern & Restaurant**. *The Game of Thrones*-inspired Dracarys ($11) taps neighbor Juice Box's blend of dragon fruit, bananas, blueberries and strawberries and the fiery heat of Southie-bred Ghost Tequila.

SHANKEN NEWS *Daily*

Ghost Tequila fills advisory panel with high-profile spirits industry names

The trio will advise Ghost Tequila as it "positions itself for rapid increases in volume, and continued expansion into new markets", the Boston-based company said.

The Boston Globe

Cool off with these essential summer cocktails

This Fourth of July, skip the beer and shake things up instead

Spicy basil summer mule



1.75 oz ghost tequila

WE LEAN ON THE COST EFFICIENCES OF DIGITAL MARKETING TO DRIVE MAXIMUM AWARENESS, AND HAVE BEEN MENTIONED BY TOP CELEBRITIES

LEVERAGING DIGITAL SCALE

+8,000,000 YTD Impressions on

IG FOLLOWERSHIP



2,000
2,200
3,000
3,500
4,000
5,000
6,000
8,100
9,384
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18

ORGANIC INFLUENCER MENTIONS



ghosttequila
San Diego, California
ghosttequila Pour baby pour! #ItsGhostTime
@Chris_moran33
SEE TRANSLATION
ghosttequila

ACTOR: GEORGE LOPEZ
IG FOLLOWERS: 1M
COST TO GHOST: $0



@ghosttequila

ARTIST: CHEAT CODES
IG FOLLOWERS: 235K
COST TO GHOST: $0



ARTIST: POST MALONE
IG FOLLOWERS: 10.4M
COST TO GHOST: $0

CURRENT/PLANNED DISTRIBUTION AND COMMERCIAL PROGRESS

ON PREMISE CHAIN CURRENT PROGRAMMING



Applebee's · Cinemark · Marriott · Cinépolis · House of Blues · W Hotels · Harrah's · Hilton San Diego/Del Mar · Rocco's Tacos · Yotel · Twin River · Daiquiri Deck Raw Bar · The Colonnade Hotel · Aloft · Tavern in the Square · Revere Hotel Boston Common · Moxie's Grill & Bar · Beauport Hotel Gloucester · The Lot · Fairmont Copley Plaza · Ocean Prime · Rockin' Baja Lobster · Tin Roof San Diego · Blue Martini

OFF PREMISE CHAIN CURRENT PROGRAMMING



BevMo! · Total Wine & More · Whole Foods Market · Spec's · Big Saver Foods · Gabriel's · Twin Liquors · Goody Goody · Keg N Bottle · Spanky's Liquor · WB Liquors & Wine

Young's Market Company
PURVEYORS OF FINE WINES AND SPIRITS
REPUBLIC NATIONAL DISTRIBUTING COMPANY
BREAKTHRU
BEVERAGE GROUP
HORIZON
BEVERAGE

CORE MARKETS	MARKET EXPANSION	TERTIARY MARKETS
• NEW ENGLAND • TEXAS • CALIFORNIA	• FLORIDA • NEW YORK	• LOUISIANA • COLORADO

OUR 2019 GROWTH STRATEGY RELIES ON DRIVING DENSITY IN CORE MARKETS

MARKET CONTRIBUTION TO TOTAL CASE DEPLETIONS
2018 ACTUAL VERSUS 2019 PLAN



THESE VOLUME EXPECTATIONS ARE GROUNDED BY HISTORICAL ANALYSIS

Over two years of account level data has equipped us with the insight of knowing how programming investment (e.g., permanent menus, menu features, events, staff training, etc.) converts to case depletions, leading to precise goal setting and spending efficiencies.

The graph below highlights how many cases we can expect from accounts in each market based on the level of programming committed.



PREMISE TYPE	PROGRAMMING TYPE	NEW ENGLAND YTD AVG CASE/ACCOUNT	TEXAS YTD AVG CASE/ACCOUNT	CALIFORNIA YTD AVG CASE/ACCOUNT
On Premise	Programmed (Menu)	4.3	5.5	2.8
On Premise	Programmed (Feature, Seasonal, Other)	3.2	1.3	1.4
On Premise	Not Programmed	0.7	0.4	1.1
On Premise National Account	Programmed (Menu)	na	na	4.3
On Premise National Account	Not Programmed	na	na	2.1
Off Premise Chain Account	Not Programmed	na	na	1.4
Off Premise	Programmed (Tasting, Event, Other)	2.5	2.1	2.5
Off Premise	Not Programmed	1.3	1.0	2.1

WE ARE ENTERING OUR SECOND PHASE OF GROWTH WITH A NEW SET OF OBJECTIVES

PHASE 1	**PHASE 2**	**PHASE 3**
0-5,000 cases Proof of Concept	5,000-15,000 cases Establish dominance in core markets	15,000 – 30,000 cases Become national mainstream brand



SALES

- ✓ Maximize new account visits
- ✓ Leverage existing relationships
- ✓ Build brand on-premise
- ✓ Gain local industry buy-in

- • Increase influential account presence
- • More efficient support per account
- • Data-backed account selection and performance goal setting
- • Expand chain presence



MARKETING

- ✓ Drive local awareness
- ✓ Maximize liquid to lips opportunities
- ✓ Establish social following
- ✓ Reinforce brand differentiation

- • Drive regional familiarity
- • Stronger marketing-sales linkage
- • Data-backed marketing spend
- • Consistent brand ID and message

Refine Strategy

Replicate Successes

Rollout Nationally



WHOLESALER MANAGEMENT

- ✓ Introduce brand across teams
- ✓ Develop key relationships
- ✓ Install deals and incentives
- ✓ Prove brand viability

- • Leverage brand performance and relationships for stronger support
- • Increase incentives and quotas
- • Constant contact and communication of successes/strategy

PHASE 2 SALES STRATEGY



ADVANTAGE VERSUS PHASE I

- Proven account strategy based on two years of sales data and experience
- Ability to precisely measure quantity of placements and level of programming needed to hit volume goals
- Widespread familiarity and product knowledge amongst core market industry players (i.e., bar staff and owners)
- Codified sales, programming and hiring practices leading to more effective sales force

STRATEGY 2.0

Salespeople	Core Markets	Account Strategy & Support	Chain Accounts
• Sales hires have wholesaler experience and a proven track record of leveraging relationships to tap into more exclusive networks, affecting cost efficiencies and maximizing impact of support dollars.	• Majority of resources dedicated to building dense penetration, brand awareness and momentum in core markets (New England, California, Texas).	• We have identified the best accounts that drive awareness and volume for the brand. This data will be used to focus wholesalers and sales support to the right accounts to build volume.	• We now have the attention of big time chain accounts. Deepen relationships with key on- and off-premise chains (e.g., Total Wine, BevMo, Applebees) and leverage successes and brand awareness to enter relationships with new accounts.

PHASE 2 MARKETING STRATEGY



ADVANTAGE VERSUS PHASE I

- Clarity from consumers regarding optimal messaging and desired content
- Expert advisors from top industry players to consulting on strategy
- Optimized targeting strategy focusing on margarita drinkers and bar staff
- New systems to ensure marketing works lockstep with sales to maximize brand impact

STRATEGY 2.0

Packaging	Positioning	Execution	Strategic Support
• New bottle provides sleeker, simpler and more upscale look at a fraction of decorated bottle price • Attractive to both bartenders and co-ed consumers alike	• Shift away from "spicy people" to celebrating the balance of "working hard and playing hard" provides stronger appeal to 25-34 target • Polished, more upscale positioning insulates against future price pressure	• Shift from experimental messaging to reinforcing consistent brand messaging through planned campaigns • Media spend based on awareness goals derived from actual consumers needed to hit case targets.	• Brought on Jon Potter, EX-CMO of Boston Beer Co. and Diageo NA, to provide strategic marketing support • Brough on Greg Cohen, ex-Head of PR at Patron, to lead earned media efforts.

PHASE 2 WHOLESALER MANAGEMENT



ADVANTAGE VERSUS PHASE I

- Proved brand viability, gaining brand and performance recognition from all representatives in network
- Gained invaluable experience of wholesaler operations and ways of working
- Hiring sales employees with direct wholesaler experience able to affect wholesaler participation and enthusiasm for brand

STRATEGY 2.0

Chief Sales Officer

- Hired to ramp up wholesaler support by leveraging relationships and expertise to tap into traditionally reserved or dedicated wholesaler attention
- Oversees and streamlines sales processes, protocols, goals and communication

Focused Incentives

- Executing more focused incentives based on driving geographic density, volume account presence, chain placement and cost effective programming.

Leverage Progress in Planning

- leverage progress to date in goal planning, events, seasonal support and programming
- Coordinate wholesaler support with brand planning and campaigns

Constant Wholesaler Communication

- New sales hires required to have proven track record of wholesaler driven results
- Drastically increase time spent at wholesaler versus account visits
- Communication of successes and brand plans

PROJECTED GROWTH
WE ANTICIPATE CASE SALES EXCEEDING 100K 9L CASES IN 2022



FUTURE VALUE AND EXIT

The shortage of robust, independent Tequila brands with a proven track record of sustainable cases is the major reason Tequila is one of the most sought after spirits.

 

Pernod Ricard

2012/4

$5,700/Case



Constellation Brands

2014

$3,300/Case



DIAGEO

2017

$11,000/Case

 

BACARDI

2018

$4,500/Case

In the next 4-5 years, we anticipate Ghost to sell at a significant multiple of current value and to reach over $250M in valuation.

Per Case Multiple (USD)	Current	Year 1	Year 2	Year 2	Year 4
$2,000 Per Case	$9,552,000	$24,540,000	$67,920,000	$150,120,000	$233,280,000
$3,000 Per Case	$14,328,000	$36,810,000	$101,880,000	$225,180,000	$349,920,000
$5,000 Per Case	$23,880,000	$61,350,000	$169,800,000	$375,300,000	$583,200,000
Average Value (USD)	**$15,920,000**	**$40,900,000**	**$113,200,000**	**$250,200,000**	**$388,800,000**

Information provided in our financial projections are considered forward-looking statements, which reflect management's current view with respect to future events and the Company's performance. Such forward-looking statements include assumptions with respect to market size and acceptance, revenues and earnings, marketing and sales strategies, and business operations. The Company operates in a highly competitive business environment. The Company's business is and will continue to be affected by government regulation, economic, political and social conditions, consumer response to new and existing products and services, technological developments and the ability to protect intellectual property rights. The Company's actual results could differ materially from management's expectations because of changes in such factors. Other factors and risks could also cause actual results to differ from those contained in forward-looking statements. Due to such uncertainties and the risk factors set forth herein, prospective investors are cautioned not to place undue reliance upon such forward-looking statements.

KEY METRICS

	Actual	Actual		Forecast	Forecast	Forecast	Forecast	Forecast
	CY 2016	CY 2017		CY 2018	CY 2019	CY 2020	CY 2021	CY 2022
Cases Sold (9L)	384	1,955		4,776	12,270	33,960	75,060	116,640
Gross Revenue	$ 63,643	$ 345,182		$ 855,062	$ 2,282,220	$ 6,316,560	$ 14,411,520	$ 22,394,880
Year over Year Revenue Growth		442%		148%	167%	177%	128%	55%
Gross Profit	$ 23,338	$ 141,552		$ 290,442	$ 879,957	$ 3,393,344	$ 8,603,512	$ 13,439,471
Gross Profit %	36.7%	41.0%		34.0%	38.6%	53.7%	59.7%	60.0%
EBITDA	$ (357,718)	$ (1,290,313)		$ (2,129,802)	$ (1,293,534)	$ (1,171,902)	$ 2,909,731	$ 6,658,895
EBITDA as % of Gross Revenue	-562%	-374%		-249%	-57%	-19%	20%	30%
Net cash provided by operations	$ (400,128)	$ (1,279,308)		$ (1,774,218)	$ (2,257,745)	$ (1,175,984)	$ 2,035,078	$ 5,797,173
Net cash provided by financing activities	$ 445,802	$ 1,788,718		$ 1,255,119	$ 3,149,315	$ 4,000,000	$ -	$ -
Ending cash balance	$ 45,902	$ 555,311		$ 36,213	$ 843,468	$ 3,667,484	$ 5,702,562	$ 11,499,735

P&L FORECAST (USD)

	Actual		Actual		Forecast		Forecast		Forecast		Forecast		Forecast	
	CY 2016		CY 2017		CY 2018		CY 2019		CY 2020		CY 2021		CY 2022	
Case Sales (9L)	384		1,955		4,776		12,270		33,960		75,060		116,640	
Average selling price (ASP)	$ 165.74		$ 176.56		$ 178.56		$ 186.00		$ 186.00		$ 192.00		$ 192.00	
GROSS REVENUE	$ 63,643	100.0%	$ 345,182	100.0%	$ 855,062	100.0%	$ 2,282,220	100.0%	$ 6,316,560	100.0%	$ 14,411,520	100.0%	$ 22,394,880	100.0%
Less: Excise Taxes	(9,861)	-15.5%	(49,686)	-14.4%	(122,637)	-14.3%	(315,094)	-13.8%	(872,093)	-13.8%	(1,927,541)	-13.4%	(2,995,315)	-13.4%
NET REVENUE	53,782	84.5%	295,496	85.6%	732,425	85.7%	1,967,126	86.2%	5,444,467	86.2%	12,483,979	86.6%	19,399,565	86.6%
Cost of Good Sold	30,445	47.8%	153,944	44.6%	441,983	51.7%	1,087,169	47.6%	2,051,123	32.5%	3,880,467	26.9%	5,960,094	26.6%
Gross Profit	23,338	36.7%	141,552	41.0%	290,442	34.0%	879,957	38.6%	3,393,344	53.7%	8,603,512	59.7%	13,439,471	60.0%
Operating Expense														
Sales & Marketing Expense	131,158	206.1%	895,971	259.6%	1,903,721	222.6%	1,901,580	83.3%	3,959,018	62.7%	5,000,000	34.7%	6,000,000	26.8%
General & Administrative Expense	249,898	392.7%	535,938	155.3%	516,567	60.4%	382,960	16.8%	650,000	10.3%	800,000	5.6%	1,000,000	4.5%
Total Operating Expenses	381,056	598.7%	1,431,909	414.8%	2,420,288	283.1%	2,284,540	100.1%	4,609,018	73.0%	5,800,000	40.2%	7,000,000	31.3%
Operating Income (loss)	(357,718)		(1,290,357)		(2,129,846)		(1,404,583)		(1,215,674)		2,803,512		6,439,471	
Other Income/Expense														
Interest (Expense)	(9,715)	-15.3%	(52,786)	-15.3%	(17,057)	-2.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Interest Income	-	0.0%	-	0.0%	-	0.0%	105,852	4.6%	38,108	0.6%	100,555	0.7%	213,760	1.0%
Total Other Income/Expense	(9,715)		(52,786)		(17,057)		105,852		38,108		100,555		213,760	
Pretax Income (loss)	$ (367,434)	-577.3%	$ (1,343,142)	-389.1%	$ (2,146,903)	-251.1%	$ (1,298,730)	-56.9%	$ (1,177,566)	-18.6%	$ 2,904,067	20.2%	$ 6,653,231	29.7%
Income tax (benefit) - TBD	-		-		-		-		-		-		-	
NET INCOME	$ (367,434)	-577.3%	$ (1,343,142)	-389.1%	$ (2,146,903)	-251.1%	$ (1,298,730)	-56.9%	$ (1,177,566)	-18.6%	$ 2,904,067	20.2%	$ 6,653,231	29.7%
EBITDA	$ (357,718)		$ (1,290,313)		$ (2,129,802)		$ (1,293,534)		$ (1,171,902)		$ 2,909,731		$ 6,658,895	

CASH FLOW FORECAST (USD)

	Actual	Actual		Forecast	Forecast	Forecast	Forecast	Forecast
	CY 2016	CY 2017		CY 2018	CY 2019	CY 2020	CY 2021	CY 2022
Cash Flows from Operating Activities								
Net income	(367,434)	(1,343,142)		(2,146,903)	(1,298,730)	(1,177,566)	2,904,067	6,653,231
Adjustments for differences between income and cash flows:								
Depreciation & amortization	44	44		44	5,196	5,665	5,665	5,665
Change in accounts receivable	(21,063)	(60,292)		(26,645)	(360,720)	(310,034)	(998,009)	(984,250)
Change in loans	(43)	-		43	-	-	-	-
Change in employee advance	300	(4,270)		(3,043)	7,013	-	-	-
Change in inventory	(108,015)	(41,626)		(17,509)	(52,217)	(323,392)	(404,243)	(448,134)
Change in prepaid expenses	(1,000)	(15,547)		(5,075)	4,368	5,061	7,192	-
		-		-	-	-		
Change in accounts payable	75,457	99,300		492,722	(552,654)	624,282	520,407	570,662
Change in accrued liabilities	21,626	86,225		(67,851)	(10,000)	-	-	-
Change in income tax liability	-	-		-	-	-	-	-
Net cash provided by operating activities	(400,128)	(1,279,308)		(1,774,218)	(2,257,745)	(1,175,984)	2,035,078	5,797,173
Cash Flows from Investing Activities								
Purchase of fixed assets	-	-		-	-	-	-	-
Intellectual property	(653)	-		-	(84,315)	-	-	-
Net cash provided by investing activities	(653)	-		-	(84,315)	-	-	-
Cash Flows from Financing Activities								
Beginning balance	100							
Issuance of preferred stock		1,439,524		1,255,119	3,315,000	4,000,000	-	-
Issuance of common stock	247,077	794,911		-	-	-	-	-
Buy back of treasury stock		-		-	(165,685)	-	-	-
Issuance of Convertible Notes Payable	436,000	(436,000)		-	-	-	-	-
Accrued interest - convertible notes	-	(9,717)		-	-	-	-	-
Line of Credit	-						-	-
Payments on long-term debt	-	-						-
Net cash used in financing activities	683,177	1,788,718		1,255,119	3,149,315	4,000,000	-	-
Net Change in Cash	45,902	509,409		(519,099)	807,255	2,824,016	2,035,078	5,797,173
Cash at beginning of period	-	45,902		555,311	36,213	843,468	3,667,484	5,702,562
Cash at end of period	45,902	555,311		36,213	843,468	3,667,484	5,702,562	11,499,735

THANK YOU



APPENDIX



2019 AREAS OF STRATEGIC FOCUS AND ASSOCIATED WORKSTEPS



WHERE DO WE INVEST?　　WORKSTEP: Scenario analysis to determine 2019 market focus

WHICH ACCOUNTS SHOULD WE SUPPORT?　　WORKSTEP: Account segmentation and targeting

WHAT PERFORMANCE SHOULD WE EXPECT?　　WORKSTEP: Performance assessment and scenario analysis

HOW CAN MARKETING BETTER SUPPORT SALES OBJECTIVES?　　WORKSTEP: Quantify awareness goals and connect to marketing channel spend

WHAT IS OUR BREAKTHROUGH MESSAGE?　　WORKSTEP: Refresh brand positioning by dialing up premium/quality positioning

WHERE DO WE INVEST? | WHICH ACCOUNTS SHOULD WE SUPPORT? | WHAT PERFORMANCE SHOULD WE EXPECT? | HOW CAN MARKETING SUPPORT SALES OBJECTIVES? | WHAT IS OUR BREAKTHROUGH MESSAGE?

WE ARE LEVERAGING OUR HISTORICAL DATA TO BETTER INFORM INVESTMENT ACROSS MARKETS AND PREMISE TYPES THROUGH SCENARIO ANALYSIS



2019 Scenario Analysis For California - Snapshot
3,000
9L Cases
0
BAU Volume From California
Increase Wholesaler Programming 50%
Increase On-prem Support 25%
Launch Glassware Account Program
Open Orange County
Open Los Angeles
$0
Spend
$500K

TWO YEARS OF SELLING EXPERIENCE AND DATA HAS DEMONSTRATED WHERE PROGRAMMING IS MOST SUCCESSFUL

MOST EFFICIENT INVESTMENT WITH

Neighborhood bar
Casual Restaurant/Bar
Mexican Restaurant/Bar, Cantina

MODERATELY EFFICIENT INVESTMENT WITH

Nightclub/Lounge
Formal
Hot Spot



Traffic/Pace

Account Size

Bubble Size = Volume

TRACKING OF ALL PROGRAMMING ALLOWS US TO QUANTIFY UPLIFT BY ACCOUNT AND PROGRAM TYPE...



PREMISE TYPE	PROGRAMMING TYPE	NEW ENGLAND YTD AVG CASE/ACCOUNT	TEXAS YTD AVG CASE/ACCOUNT	CALIFORNIA YTD AVG CASE/ACCOUNT
On Premise	Programmed (Menu)	4.3	5.5	2.8
On Premise	Programmed (Feature, Seasonal, Other)	3.2	1.3	1.4
On Premise	Not Programmed	0.7	0.4	1.1
On Premise National Account	Programmed (Menu)	na	na	4.3
On Premise National Account	Not Programmed	na	na	2.1
Off Premise Chain Account	Not Programmed	na	na	1.4
Off Premise	Programmed (Tasting, Event, Other)	2.5	2.1	2.5
Off Premise	Not Programmed	1.3	1.0	2.1

BY UNDERSTANDING HOW PROGRAMMING (E.G., MENUS) TRANSLATES TO VOLUME, WE'VE DETERMINED HOW MANY ACCOUNTS NEED TO BE PROGRAMMED. THIS LEADS TO PRECISE GOAL SETTING AND SPEND EFFICIENCIES.

Historical analysis tells us how much volume we can expect from an account in any market depending on the level of programming.

Premise Type	Programming Type	CA YTD AVG Case/ Account	TX YTD AVG Case/ Account	New England YTD AVG Case/ Account
On Premise	Permanent Menu	2.8	5.5	4.3
On Premise	Feature/ Seasonal/Tasting	1.4	1.3	3.2
On Premise	None	1.1	0.4	0.7
Off Premise	Tasting/Event/Other	2.5	2.1	2.5
Off Premise	None	2.1	1.0	1.3
2019 Case Goal Attribution (%)		26%	31%	33%
2019 Case Goal (9L cs)		3,000	3,600	3,800
Off Premise Volume (%)		45%	45%	45%
Off Premise Volume (9L cs)		1,350	1,620	1,710
On Premise Volume (%)		55%	55%	55%
On Premise Volume (9L cs)		1,650	1,980	2,090

For example, we know 147 permanent menu placements in CA would contribute approximately 25% of that market's target volume.

Volume Contribution (%)	CA	TX	New England
	On Premise, Permanent Menus - Accounts Needed		
20%	118	72	97
23%	133	81	109
25%	147	90	122
	On-Premise, Feature/Seasonal/Tasting - Accounts Needed		
10%	118	152	65
13%	147	190	82
15%	177	228	98
	On-Premise, No Programming - Accounts Needed		
25%	375	1,238	746
20%	300	990	597
15%	225	743	448
	Off-Premise, Tasting/Event/Other - Accounts Needed		
20%	108	154	137
25%	135	193	171
30%	162	231	205
	Off-Premise No Programming - Accounts Needed		
25%	161	405	329
20%	129	324	263
15%	96	243	197

IN ORDER TO REACH OUR 2019 DEPLETIONS GOAL, WE KNOW WE NEED APPROXIMATELY 290,000 CUSTOMERS TO BUY GHOST



OFF PREMISE

ON PREMISE

2019 Depletions Goal: 11,500 Cases

= 138,000 Bottles

= 2,268,202 Cocktails

45% Off Premise Volume Target

55% On Premise Volume Target

62,100 Bottles

1,247,511 Cocktails

10%	90%
Loyal Customers 3 btls/year	New Customers 1 btl/year

10%	90%
Loyal Customers 15 cocktails/year	New Customers 5 cocktails/year

290,829 Customers* = 57,960 Customers + 232,869 Customers

Note: Assuming instances of off premise consumers buying in on as well, total customer amount could be approx. 20-50K lower

TO ACHIEVE THIS AMOUNT OF CUSTOMERS, WE NEED TO CREATE FAMILIARITY AMONGST AT LEAST 5M PEOPLE AND AWARENESS AMONGST AT LEAST 20M

MARKETING FUNNEL	PEOPLE	CONVERSION %
Advocate Goal	7,790	3%
Purchase Goal	290,829	5%
Familiar Goal	5,000,000	25%
Awareness Goal	20,000,000	

THE 2019 MARKETING MIX IS DEVELOPED TO HIT THIS GOAL THROUGH DIFFERENT CHANNELS, AND WILL BE OPTIMIZED EACH QUARTER DEPENDING ON PERFORMANCE

The below represents the majority of marketing channels we have and will continue to leverage to promote the brand. Knowing the general cost of each (per 1000 people, or CPM) we can calculate how much investment is needed to hit our goal of making at least 20M people aware of the brand.

Type	Platform	Average CPM	2019 Awareness Target (K)				2019 Cost ($)
			CA	TX	MA	Total	
Traditional Media	Radio	$10.00	200	175	125	500	$5,000.00
Traditional Media	Out-Of-Home (Other)	$4.72	400	350	250	1,000	$4,720.00
Social Media	Facebook News Feed	$11.20	200	175	125	500	$5,600.00
Social Media	Facebook Audience Network	$2.41	400	350	250	1,000	$2,410.00
Social Media	Facebook Messenger	$5.91	200	175	125	500	$2,955.00
Social Media	Instagram	$4.75	800	700	500	2,000	$9,500.00
Social Media	YouTube	$2.00	800	700	500	2,000	$4,000.00
Social Media	Spotify	$5.00	800	700	500	2,000	$10,000.00
Search	Google Search	$2.80	600	525	375	1,500	$4,200.00
Digital Display	Google Display	$0.80	200	175	125	500	$400.00
Podcast	Panoply	$20.00	80	70	50	200	$4,000.00
Native	Adblade, Taboola, Revcontent	$0.44	4,000	3,500	2,500	10,000	$4,400.00
Premium Display	Vibrant Media	$6.25	100	88	63	250	$1,562.50
Contextual Display	Clicksor	$2.00	200	175	125	500	$1,000.00
Affiliate	Local Influencer	$7.00	400	350	250	1,000	$7,000.00
In-Person	Special Events	$450.00	60	53	38	150	$67,500.00
Total	Total		9,440	8,260	5,900	23,600	$134,247.50

FEEDBACK AND ANALYSIS FROM 2018 HAS INFLUENCED A NEW BRAND POSITIONING THAT WILL BE MORE ACCESSIBLE, IMPROVE QUALITY PERCEPTIONS AND ALLEVIATE PRICE PRESSURE

CHALLENGE → CULTURAL INSIGHT → SOLUTION → EXPRESSION

2018 POSITIONING TERRITORY

"A TEQUILA FOR SPICY PEOPLE"

CHALLENGES/ISSUES

- Though everyone has a "spicy side" in some measure, not everyone considers themselves "spicy" all the time
- Too much focus on fun and spice could undermine perceptions of quality, leading to price pressure in the future

THE RIGHT BALANCE OF "WORK HARD, PLAY HARD" IS THE ULTIMATE CURRENCY.

We are living in the age of the hustle; we are more focused on what we do now more than ever before.

But, in an age where everyone is hustling, it can seem like the element of fun has been outshined.

The pop culture icons we love the most (Jennifer Lawrence, Bradley Cooper, Drake) embody the balance of both. We respect both their craft and fiery personalities. They OWN it.

Go-getters need the encouragement to own their fun, offbeat and spicy side, because usually, it makes for the best nights and most memorable stories.

REFRESHED POSITIONING TERRITORY

OWNING YOUR SPICY SIDE

REFRESHED POSITIONING STATEMENT

For go-getters in need of a drink that helps them celebrate their spicy side, Ghost is a high quality tequila that will kickstart your night and your taste buds with its perfected balance of smooth, clean heat and 100% Agave Azul.

FROM



TO



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